UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	January 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Samsonite Corporation
Full Name of Registrant

N/A
Former Name if Applicable

11200 East 45th Avenue
Address of Principal Executive Office (Street and Number)

Denver, Colorado 80239
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Samsonite Corporation (“Samsonite” or  the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended January 31, 2006 by the prescribed due date of May 1, 2006 without incurring unreasonable effort and expense.  The Company requires additional time to complete the analysis of a technical accounting issue related to the determination of the amount of its deferred tax asset valuation allowance.  The issue was identified during the fiscal 2006 closing process.  Depending upon the final results of this analysis, the Company may be required to restate its financial statements for 2003, 2004 and 2005 with respect to its deferred tax asset valuation allowance, which would also cause deferred tax expense and net income to change, although no decision has been made as of the date hereof. If the Company determines it is necessary to restate its prior financial statements, the increase in deferred tax asset valuation allowance is not expected to exceed approximately $32 million, the majority of which would affect fiscal 2003, and there will be no impact on the Company’s previously reported cash flow. Samsonite expects to complete this analysis and file its Annual Report on Form 10-K by May 16, 2006.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Richard H. Wiley	303	373-2000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Results of operations for the fiscal year ended January 31, 2006 are expected to improve over those reported for the previous fiscal year ended January 31, 2005.  The Company expects to report sales of approximately $966 million for fiscal 2006 compared to sales of $902.9 million for fiscal 2005 and income before income tax expense and minority interests in earnings of subsidiaries of approximately $34 million for fiscal 2006 and $7.5 million for fiscal 2005.  These amounts are unaudited.

Samsonite Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 1, 2006	By	/s/ Richard H. Wiley
Name: Richard H. Wiley
Title: Chief Financial Officer, Treasurer and
Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).